KongZhong Corporation Reports Unaudited Second Quarter 2011 Financial Results

Beijing, China, September 6th, 2011 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second quarter 2011 Financial Highlights:

● Revenues inline with guidance – Total revenues for the second quarter of 2011 increased 4% from the first quarter of 2011 to US$ 41.6 million, inline with the Company’s 2Q11 revenue guidance range of US$ 41.5 mn to US$ 42.5 mn.

● Gross profit exceeds guidance – Total gross profit was US$ 17.03 mn for 2Q11, slightly exceeding the Company’s 2Q11 guidance range of US$ 16 mn to US$ 17 mn.

● Net income inline with guidance – Net income in 2Q11 was US$4.39 mn, inline with the Company’s guidance range of US$ 4.0 mn to US$ 5.0 mn.  The net loss in 1Q11 was US$0.5 mn, which included a loss on change in fair value of contingent consideration of US$3.7 mn.  Basic net income per American Depositary Shares ("ADS") was US$ 0.11.

● Non-GAAP net income inline with guidance – Non-GAAP net income was US$ 6.18 mn, inline with the Company’s guidance range of US$ 6.0 mn to US$ 7.0 mn, while Non-GAAP diluted net income per ADS was US$ 0.14 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

● Cash and cash equivalents – As of June 30, 2011, the Company had US$ 134.2 mn in cash and cash equivalents or US$ 3.3 per ADS in cash and cash equivalents, compared to US$ 118.3 mn at the end of 1Q11. Cash and cash equivalents exclude US$ 21.64 mn loans to a third party.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang said,"The Company generated stable Non-GAAP net profit and increased our cash balance while continuing to build future growth opportunities in our Internet game business.

More importantly, our Internet game business achieved over US$ 10.0 mn in quarterly revenues for the first time after only entering the online game market in early 2010, making KONG one of the fastest growing new entrants in the Chinese online game market.

This performance was driven by our successful commercial launch of World of Tanks ("WoT"), in partnership with Wargaming.net ("Wargaming").  Over the next few quarters, in addition to further game enhancements developed by Wargaming, we plan to introduce WoT's Clan War add-on to the China market which will bring another level of user engagement to the already strong Chinese WoT community.  In the coming months, KONG will introduce our self-developed online competition or "arena" platform to further enhance the quality of online events that users of WoT and eventually Paperman can participate in.

For Paperman, the Anime-based first person shooter developed by Gamepot from Japan, we expect to launch the game commercially in China by the end of 2011.

In addition, we continue to have confidence in our self-developed Internet game pipeline.  For Kung Fu Hero, based on internal testing and user feedback, we now expect to begin small scale open beta testing by the end of 2011 with large scale testing and commercialization slated for early 2012.  We continue to believe that Kung Fu Hero has the potential to become KONG's flagship online game for 2012 and 2013.

Lastly, to better align our overall Internet game marketing resources, we are now planning to begin open beta testing for Emofaze 3 in early 2012 with commercialization now slated for mid-2012.

Financial Results:

	For the Three Months Ended June 30, 2010 (US$ in thousands)*	For the Three Months Ended March 31, 2011 (US$ in thousands)	For the Three Months Ended June 30, 2011 (US$ in thousands)
Revenues	$35,270	$40,127	$41,618
WVAS	18,258	21,358	20,301
Mobile Games	13,002	12,269	10,966
Internet Games	4,010	6,500	10,351

Sales Tax	$794	$839	$986
WVAS	474	381	370
Mobile Games	253	178	166
Internet Games	67	280	450

Cost of Revenue	$17,619	$22,753	$23,600
WVAS	9,951	13,111	12,707
Mobile Games	7,203	7,760	6,694
Internet Games	465	1,882	4,199

Gross profit	$16,857	$16,535	$17,032
WVAS	7,833	7,866	7,224
Mobile Games	5,546	4,331	4,106
Internet Games	3,478	4,338	5,702

Gross profit ratio	48%	41%	41%
WVAS	43%	37%	36%
Mobile Games	43%	35%	37%
Internet Games	87%	67%	55%

* During the 3rd quarter 2010, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS. The financial information for each business line has been adjusted retrospectively to reflect this change in business lines.

Revenues

WVAS Revenues
WVAS revenues in 2Q11 were US$ 20.30 mn, a 11% increase from the same period of 2010 but a 5% decrease from 1Q11.  WVAS revenues were relatively stable compared to prior periods although the WVAS operating environment remains difficult.

In 2Q11, 2G revenues represented 84% of total WVAS revenues, while 2.5G services made up 16% of total WVAS revenues.

WVAS made up 48.8% of total revenues in 2Q11.

Mobile Games Revenues
Total mobile game revenues in 2Q11 were US$ 10.97 mn, a 11% decrease from 1Q11 and a 16% decrease from the same period of 2010.

Revenues from downloadable mobile games were US$ 10.58 mn representing a 10% decrease from 1Q11 and a 14% decrease from the same period last year.  In 2Q11, mobile games continued to underperform our expectations as China Mobile implemented more strict operating policies and continued to adjust its mobile game marketing strategies. We see these difficulties continuing in the 2nd half of 2011. In 2Q11, average monthly mobile game subscribers declined to between about 1.75 mn to 2.0 mn per month from over 2.0 mn per month in prior periods.  However, the Company continues to invest in the development of new mobile game platforms, including iPhone and Android platforms, and expect to accelerate our development of these platforms in the coming quarters as the market demand develops.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0.39 mn, a 33% decrease from 1Q11.  All three of our online mobile games experienced a sequential decline in revenues due to product lifecycle and competitive issues.

Revenues from downloadable mobile games made up 96% of total mobile game revenues compared to 95% in 1Q11.

Mobile game revenues made up 26.3% of total revenues in 2Q11.

Internet Games Revenues
Internet Game (“Net Game”) revenues were US$ 10.35 mn in 2Q11, a 59% increase from 1Q11 and a 158% increase compared to 2Q10. Net Game revenues were driven by the strong performance of World of Tanks (“WoT”) which was launched commercially on March 15th 2011.

Domestic Net game revenues were US$ 8.29 mn, a 66% increase from 1Q11 and a 228% increase from 2Q10 due to the successful commercial launch of WoT. Overseas Net game revenues were US$ 2.06 mn, a 36% increase from 1Q11 and a 39% increase from 2Q10 due mainly to contribution from our self-developed 3D MMORPG, Shengmozhixue ("Demon Code Online"), in Taiwan. Total overseas revenues as a percentage of total Net game revenues in 2Q11 were 20% compared to 23% in 1Q11.

For the 2Q11 3-month period, domestic mainland China online game operations achieved average concurrent users (“ACUs”) of 157k and aggregate paying accounts (“APAs”) of 445k with quarterly average revenue per user ("ARPU") of RMB 121.

We had previously reported 1Q11 ACU figures that assumed as if WoT were operating for the entire 3-mth period of 1Q11 at post launch levels versus only for the last 17 days of 1Q11 from March 15th 2011, or ACU figures of 145k.  However, if we calculated 1Q11's actual ACU figure in the same manner as we do 2Q11 and 4Q10 (whereby WoT would have recorded zero ACUs prior to the March 15th 2011 commercial launch date under this reporting method), ACUs for 1Q11 would have been 66k compared to 157k in 2Q11 and 81k in 4Q10.

Net game revenues made up 24.9% of total revenues in 2Q11.

Gross Profit

Total gross profit was US$17.03 mn in 2Q11, a 3% increase compared to 1Q11 and a 1% increase compared to the same period of 2010. Total gross margin was 41% in 2Q11 and stable compared to 41% in 1Q11.

WVAS Gross Profit
WVAS gross profit in 2Q11 was US$ 7.22 mn, a 8% decrease from 1Q11 and a 8% decrease compared to the same period of 2010.  2Q11 WVAS gross margin was 36% compared to 37% in 1Q11 as ongoing policy measures led us to rely more on higher cost distribution channels as a percentage of WVAS revenues compared to previous periods.

Mobile Game Gross Profit
Mobile games gross profit in 2Q11 was US$ 4.11 mn, a 5% decrease from 1Q11 and  a 26% decrease compared to the same period last year as policies from China Mobile in our mobile game monthly subscription business led to higher churn and lower profitability.  2Q11 mobile games gross margin was 37% compared to with 35% in 1Q11.

Internet Game Gross Profit
Internet game gross profit in 2Q11 was US$ 5.70 mn, a 31% increase from 1Q11 and a 64% increase from the same period last year.  2Q11 Internet game gross margin was 55% compared to 67% in 1Q11 due to the higher revenue contribution from WoT, which compared to our self-developed Internet games, includes revenue share to Wargaming, our 3rd party game development partner for WoT.

Operating Expenses

	For the Three Months Ended June 30, 2010 (US$ in thousands)	For the Three Months Ended March 31, 2011 (US$ in thousands)	For the Three Months Ended June 30, 2011 (US$ in thousands)
Product development	$6,144	$3,606	$3,952
Sales and marketing	5,143	4,831	5,351
General and administrative	2,692	2,939	2,961
Total Operating Expenses	$13,979	$11,376	$12,264

Total operating expenses increased 8% to US$ 12.26 mn in 2Q11 compared to US$ 11.38 mn in 1Q11.

Product development expenses in 2Q11 were US$ 3.95 mn compared to US$ 3.61 mn in 1Q11 or a 10% increase.

Sales and marketing expenses in 2Q11 were US$ 5.35 mn compared to US$ 4.83 mn in 1Q11 and US$ 5.14 mn in the same period last year.   The sequential increase in sales and marketing was driven by activities related to the commercial launch of WoT and we expect to continue to make marketing investments in WoT and our other new Net games in the coming quarters.

General and administrative (“G&A”) expenses in 2Q11 were US$ 2.96 mn compared to US$ 2.94 mn in 1Q11 and US$ 2.69 mn in the same period last year. We expect G&A to be maintained at 2Q11 levels in the coming periods.

The Company’s total headcount remained stable in 2Q11 at 1,048 compared to 1,037 at the end of 1Q11.

Operating Profit/(Loss)

Operating profit for 2Q11 was US$ 4.77 mn compared to US$ 1.43 mn in 1Q11, which included a loss on change in fair value of contingent consideration in 1Q11. Operating margins were 11.5% in 2Q11 compared to 3.6% in 1Q11. If excluding the loss on change in fair value of contingent consideration, operating profit in 1Q11 was US$5.16 mn with operating margin of 12.9%..

Earnings
Net income and Non-GAAP net income in 2Q11 were US$ 4.39mn and US$ 6.18 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.10 and US$ 0.14 in 2Q11, respectively.

Total ADS on diluted basis outstanding during 2Q11 were 42.54 mn, compared to 37.58 mn outstanding during 1Q11.

For the purpose of earnings per share calculation	Number during three months ended March 31, 2011	Number during three months ended June 30, 2011
ADS (in mns)	37.58	40.87
Add: Dilution impact from options and nonvested shares	-	1.06
Warrant to Nokia Growth Partners ("NGP")	-	0.61
ADS on diluted basis	37.58	42.54

Note 1: The option, non-vested shares and convertible senior note outstanding during three months ended March 31, 2011 were excluded from the computation of diluted net loss per share for three months ended March 31, 2011 because their effect would be anti-dilutive.

Balance Sheet
As of June 30, 2011, the Company had $134.2 mn in cash and cash equivalents or US$ 3.3 per basic ADS in cash and cash equivalents compared to US$ 118.3 mn at the end of 1Q11. Cash and cash equivalents exclude US$ 21.64 mn loans to a third party.

Business Outlook (For the 3-month period ending September 30, 2011):
The Company expects total revenues for 3Q11 to be within the range of US$ 38.5 mn to US$ 39.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 19 mn, mobile game revenues of US$ 10 mn and Online Game revenues of US$ 10 mn.

The Company expects total gross profit to be within the range of US$ 14.5 mn to US$ 15.5 mn, total operating profit to be US$2.5 mn to US$ 3.5 mn, net profit to be US$ 2.5 mn to US$ 3.5 mn, and Non-GAAP net profit is expected to be between US$ 4 mn to US$ 5 mn.

Conference Call:
The Company’s management team will conduct a conference call at 8:00 am Beijing time on September 7th 2011 (20:00pm Eastern time and 17:00 pm Pacific time on September 6th, 2011).A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com

KongZhong Corporation
Condensed Consolidated Statements of Operations
(US$ in thousands, except per share, and share data)
(Unaudited)

	For the Three Months Ended June 30, 2010	For the Three Months Ended March 31, 2011	For the Three Months Ended June 30, 2011

Revenues	$35,270	$40,127	$41,618
Sales tax	794	839	986
Cost of revenues	17,619	22,753	23,600
Gross profit	16,857	16,535	17,032
Operating expenses
Product development	6,144	3,606	3,952
Sales and marketing	5,143	4,831	5,351
General and administrative	2,692	2,939	2,961
Total operating expenses	13,979	11,376	12,264
Loss on change in fair value of contingent consideration	-	3,730	-
Operating profit	2,878	1,429	4,768
Interest income	557	686	557
Investment income	254	293	32
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567	-
Interest expense on convertible note	253	230	82
Income before tax expense	3,436	611	5,275
Income tax expense	859	1,067	885
Net income (loss)	$2,577	$(456)	$4,390

Basic earnings(loss) per ADS	$0.07	$(0.01)	$0.11
Diluted earnings (loss) per ADS	$0.07	$(0.01)	$0.10
Weighted average ADS outstanding (mn)	36.76	37.58	40.87
Weighted average ADS used in diluted EPS calculation (mn)	38.65	37.58	42.54

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ in thousands)
(Unaudited)

	For the Six Months Ended June 30, 2010*	For the Six Months Ended June 30, 2011
Cash Flows From Operating Activities
Net Income	$5,742	$3,934
Adjustments to reconcile net income to net cash provided by operating activities
Share-based compensation	2,401	2,308
Depreciation and amortization	3,872	2,269
Disposal of property and equipment	-	(4)
Provision of bad debt	-	222
Loss on change in fair value of contingent consideration	-	3,730
Amortization of the debt discount	268	190
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567
Changes in operating assets and liabilities	(5,146)	5,974
Net Cash Provided by Operating Activities	7,137	20,190

Cash Flows From Investing Activities
Acquisition of subsidiaries	(8,604)	-
Purchase of property and equipment	(1,489)	(1,228)
Loans to third party	-	(21,228)
Proceeds from disposal of property	-	4
Net Cash Used in Investing Activities	(10,093)	(22,452)

Cash Flows From Financing Activities
Proceeds from exercise of share options	176	170
Deferred payments for acquisition of subsidiaries	(1,163)	(14,578)
Prepayment for convertible senior note	-	(9,310)
Net Cash Used in Financing Activities	(987)	(23,718)

Effect of foreign exchange rate changes	(576)	2,992

Net increase in Cash and Cash Equivalents	$(4,519)	$(22,988)
Cash and Cash Equivalents, Beginning of Period	$139,290	$157,171
Cash and Cash Equivalents, End of Period	$134,771	$134,183

* Certain figures for the six months ended June 30, 2010 have been reclassified in order to confirm with the presentation of cash flow statement for the six months ended June 30, 2011.

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ in thousands)
(Unaudited)

	June 30, 2010	March 31, 2011	June 30, 2011

Cash and cash equivalents	$134,771	$118,320	$134,183
Trading Securities	-	29	-
Loans to third party	-	21,357	21,636
Accounts receivable (net)	32,416	28,143	25,249
Other current assets	3,423	3,779	3,640
Total current assets	170,610	171,628	184,708

Rental deposits	615	525	495
Intangible assets (net)	12,675	3,872	3,328
Property and equipment (net)	4,496	3,910	3,969
Long-term investments	1,473	-	-
Goodwill	90,671	88,764	90,226
Total assets	$280,540	$268,699	$282,726

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $10,918, $11,986 and $14,022 as of June 30, 2010, March 31, 2011 and June 30, 2011, respectively)	$10,945	$11,989	$14,025
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $1,529, $1,054 and $1,464 as of June 30, 2010, March 31,2011 and June 30, 2011, respectively)	3,040	2,596	2,989
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $7,261, $7,463 and $9,242 as of June 30, 2010, March 31,2011 and June 30, 2011, respectively)	67,011	11,313	13,681
Total current liabilities	80,996	25,898	30,695

Convertible note	3,235	1,063	1,145
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $3,094, $305 and $293 as of June 30, 2010, March 31,2011 and June 30, 2011, respectively)	3,094	305	293
Total liabilities	$87,325	$27,266	$32,133

Shareholders’ equity	193,215	241,433	250,593
Total liabilities & shareholders’ equity	$280,540	$268,699	$282,726

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, loss on change in fair value of contingent consideration and loss on extinguishment of debt upon prepayment of convertible senior note, as well as is adjusted for the dilution impact on ADS numbers of the convertible note.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2010 (US$ in thousands)	For the Three Months Ended March 31, 2011 (US$ in thousands)	For the Three Months Ended June 30, 2011 (US$ in thousands)
GAAP Net Income (Loss)	$2,577	$(456)	$4,390
Share-based compensation	1,161	1,191	1,117
Interest expense on convertible note	253	230	82
Amortization of intangibles	1,377	619	590
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567	-
Loss on change in fair value of contingent consideration	-	3,730	-
Non-GAAP Net Income	$5,368	$6,881	$6,179

Non-GAAP diluted net income per ADS (Note 1)	$0.13	$0.17	$0.14

Note 1: The non-GAAP adjusted non-GAAP net income per ADS is computed using non-GAAP net income and number of ADS used in Non-GAAP diluted EPS calculation, where the number of ADS of 43.11 million is further adjusted for dilution due to convertible note issued to NGP of 0.57 million ADS in addition to the number of ADS of 42.54 million used in GAAP diluted EPS calculation.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: liuyuan@kongzhong.com